UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras releases teaser for sale of stake in NTS

Rio de Janeiro, March 31, 2020 – Petróleo Brasileiro S.A. –  Petrobras reports that it has started the opportunity disclosure stage (teaser), regarding the sale of its remaining stake (10%) in Nova Transportadora do Sudeste S.A. (NTS).

The teaser, which includes key information about the opportunity, as well as the eligibility criteria for selection of potential participants, is available on the Petrobras website: https://www.investidorpetrobras.com.br/en/results-and-notices/teasers.

The main subsequent stages of the project will be reported to the market in due course.

This disclosure complies with Petrobras' divestment guidelines and the special regime of asset divestment by federal mixed capital companies, provided for in Decree 9,188/2017.

This transaction is in line with the portfolio optimization and the improvement of the company’s capital allocation, aiming at maximizing value for its shareholders.

About NTS

NTS is a company that operates in the natural gas transportation sector, currently holding long-term authorizations to operate and manage a pipeline system of about 2,000 km and with capacity to transport 158.2 million m³/d of natural gas.

The NTS pipelines are located in the states of Rio de Janeiro, Minas Gerais and São Paulo (responsible for 50% of natural gas consumption in Brazil) and are connected to the Brazil-Bolivia pipeline, to the TAG transportation network, to the Guanabara Bay LNG regasification terminal and to the processing plants of natural gas produced in the Campos Basin and pre-salt.

The other partners of NTS are the Nova Infraestrutura Fundo de Investimentos em Participações, an investment fund managed by Brookfield Brasil Asset Management Investimentos Ltda., with equity stake of 82.35% and Itaúsa with 7.65% equity stake.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer